EXHIBIT 99.1

PRESS RELEASE	Contact: Sergio Vigil González
Mario Moreno Cortez
Grupo Simec, S.A.B. de C.V.
Calzada Lázaro Cárdenas 601
44440 Guadalajara, Jalisco, México
52 55 1165 1025
52 33 3770 6734

GRUPO SIMEC ANNOUNCES RESULTS OF OPERATIONS FOR THE FIRST NINE MONTHS OF 2015

GUADALAJARA, MEXICO, October 28, 2015- Grupo Simec, S.A.B. de C.V. (NYSE: SIM) (“Simec”) announced today its results of operations for the nine-month period ended September 30, 2015.

Comparative first nine months of 2015 vs. first nine months of 2014

Net Sales

Net sales of the Company decreased 3% from Ps. 20,225 million in the first nine months of 2014 to Ps. 19,551 million in the first nine months of 2015. Shipments of finished steel products increased 1% to 1 million 664 thousand tons in the first nine months of 2015 compared to 1 million 649 thousand tons in the first nine months of 2014. Total sales outside of Mexico in the first nine months of 2015 decreased 18% to Ps. 8,362 million in the first nine months of 2015 compared to Ps. 10,138 million in the same period of 2014. Mexican sales increased 11% from Ps. 10,087 million in the first nine months of 2014 to Ps. 11,189 million in the same period of 2015. The decrease in sales for the first nine months of 2015 is due to the increased in the volume of shipments compared to the first nine months of 2014 (15 thousand tons equivalent to 1% increase). The average sales price by ton decreased approximately 4%.

Cost of Sales

Cost of sales decreased 8% from Ps. 18,635 million in the first nine months of 2014, to Ps. 17,063 million in the first nine months of 2015. Cost of sales as a percentage of net sales represented 87% in the first nine months of 2015 while in the first nine months of 2014 represented 92%. Cost of sales by steel ton decreased approximately 9% in the first nine months of 2015 over the same period of 2014 due to a higher volume shipment and a better price in inputs.

Gross Profit

Gross profit of the Company for the first nine months of 2015 increased 56% from Ps. 1,590 million in the first nine months of 2014, to Ps. 2,488 million in the first nine months of 2015. Marginal profit as percentage of net sales in the first nine months of 2015 was of 13% while in the first nine months of 2014 was of 8%. The gross profit increase is given by a better average cost of raw materials.

General, Selling and Administrative Expense

Selling, general and administrative expenses increased 17%, from Ps.826 million in the first nine months of 2014 to Ps. 970 million in the same period of 2015, selling, general and administrative expenses represented 5% of the net sales of the first nine months of 2015 and 4% of net sales in the first nine months of 2014.

Other Income (Expenses,) net

The Company recorded other income net for Ps. 102 million during the first nine months of 2015 while in the same periods of 2014 the other income net by this concept was of Ps. 58 million.

Operating Income

Operating income increased 97% from Ps. 822 million for the first nine months of 2014 compared to Ps. 1,620 million in the first nine months of 2015. Operating income as percentage of net sales was 8% in the first nine months of 2015 compared to 4% in the same period of 2014. The increase in operating income is due to a better average cost in the first nine months of 2015 compared with the same period of 2014.

Ebitda

The Ebitda increased 57%, from Ps. 1,571 million in the first nine months of 2014 to Ps. 2,465 million in the first nine months of 2015, due to a better average cost of raw materials.

Comprehensive Financial Cost

Comprehensive financial cost for the first nine months of 2015 represented an expense of Ps. 40 million compared with an income of Ps. 61 million for the first nine months of 2014. The net interest income was of Ps. 4 million for the first nine months of 2015, compared with a net interest expense of Ps. 9 million in 2014. Also we record an exchange loss of Ps.44 million in the first nine months of 2015 compared with an exchange profit of Ps. 70 million in the first nine months of 2014 due to the slip in the exchange rate of the Ps. against the dollar of 16% in the first nine months of 2015.

Income Taxes

The Company recorded an expense of Ps.1,260 million for the net income tax during the first nine months of 2015 it is due to one-time payment of consolidated income tax derived from a dispute with the tax authority, (includes a deferred income tax of Ps. 162 million) compared with an income of Ps. 63 million of income tax for the first nine months of 2014 (includes a deferred income tax of Ps. 45 million).

Net Income

As a result of the foregoing, the Company recorded a decrease in net income of 53% to pass of Ps. 1,183 million in the first nine months of 2014 to Ps. 560 million of the same period of 2015.

Liquidity and Capital Resources

At September 30, 2015, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998, or Ps. 5.2 million (accrued interest on September 30, 2015 was U.S. $577,000, or Ps. 9.9 million). At December 31, 2014, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998, or Ps. 4.4 million (accrued interest on December 31, 2014 was U.S. $556,000, or Ps. 8.9 million).

Comparative third quarter of 2015 vs. second quarter of 2015

Net Sales

Net sales of the Company increased to pass of Ps. 6,307 million during the second quarter of 2015 to Ps. 6,347 million in the third quarter of 2015. Shipments of finished steel products were maintained from 545 thousand tons in the second quarter of 2015 to 546 thousand tons in the third quarter of the same year. Total sales outside of Mexico in the third quarter of 2015 decreased 9% to get to Ps. 2,482 million compared to Ps. 2,733 million of the second quarter of the same year. Mexican sales show an increase of from Ps. 3,573 million in the second quarter of 2015 to Ps. 3,865 million in the third quarter of the same year. The average selling price increased slightly 0.5% in the third quarter of 2015 compared to the second quarter of the same year.

Cost of Sales

Cost of sales increased from Ps. 5,454 million in the second quarter of 2015 to Ps. 5,587 million in the third quarter of 2015. Cost of sales as a percentage of net sales represented 88% for the third quarter of 2015 compared to 86% for the second quarter of the same year. The cost of sales by ton increases 2% in the third quarter of 2015 compared to the second quarter of the same year, due mainly to increase of raw materials.

Gross Profit

Gross profit of the Company for the third quarter of 2015 decreased 11% to pass of Ps. 853 million in the second quarter of 2015 to Ps. 760 million in the third quarter of same year. Gross profit as a percentage of net sales in the third quarter of 2015 was of 12% compared to 14% in the second quarter of the same year. The decreased in the gross profit in the third quarter of 2015 is due to a decreased in the average selling price.

General, Selling and Administrative Expense

Selling, general and administrative expense decreased 11% to pass of Ps. 368 million in the second quarter of 2015 to Ps. 329 million in the third quarter of the same year, and as percentage of net sales represented 5% for the third quarter of 2015 and 6% for the second quarter of 2015.

Other (Expenses) Income, net

The Company recorded other income net for Ps. 94 million during the third quarter of 2015 compared to other income net for Ps. 5 million in the second quarter of 2015.

Operating Income

The Operating income was of Ps. 525 million in the third quarter of 2015 compared to Ps. 490 million in the second quarter of the same year. Operating income as percentage of net sales was 8% for both periods.

Ebitda

The Ebitda show an increase of 3%, this is due to previously mentioned. The Ebitda, of the third quarter was of Ps. 806 million versus Ps. 782 million in the second quarter of 2015.

Comprehensive Financial Cost

Comprehensive financial cost of the Company in the third quarter of 2015 represented an expense of Ps. 109 million compared with an income of Ps. 50 million for the second quarter of 2015. The comprehensive financial cost is comprised for: the net interest income of Ps.9 million in the third quarter of 2015 compared to net interest expense of 1 million in the second quarter of the same year. Also we record a net exchange loss net of Ps. 118 million in the third quarter of 2015 compared a net exchange profit of Ps. 51 million in the second quarter of the same year.

Income Taxes

The Company have been recorded Ps. 758 million of expense tax during the third quarter of 2015, it is due to one-time payment of consolidated income tax derived from a dispute with the tax authority, (includes a deferred income tax of Ps.161 million) compared with the Ps. 236 million of expense for the second quarter of the same year, (includes a deferred expense tax of Ps. 8 million).

Net Income

As a result of the foregoing, the Company recorded a net loss of Ps. 292 million in the third quarter of 2015 compared to a net income of Ps. 412 million for the second quarter of 2015.

Comparative third quarter of 2015 vs. third quarter of 2014

Net Sales

Net sales of the Company decreased 10% from Ps. 7,021 million during the third quarter of 2014 to Ps. 6,347 million in the third quarter of 2015. Sales in tons of finished steel decreased from 583 thousand tons in the third quarter of 2014 compared with 546 thousand tons in the third quarter of 2015. Sales outside of Mexico decreased

29% from Ps. 3,482 million in the third quarter of 2014 to Ps. 2,482 million in the third quarter of 2015. Mexican sales increased 9% from Ps. 3,539 million in the third quarter of 2014 to Ps. 3,865 million in the third quarter of 2015. The average sales price decreased approximately 3% in the third quarter of 2015, compared to the same period of the 2014.

Cost of Sales

Cost of sales decreased 15% in the third quarter of 2015 compared to the third quarter of 2014 from Ps. 6,564 million in the third quarter of 2014 to Ps. 5,587 million in the third quarter of 2015. With respect to sales, the cost of sales of the third quarter of 2014 represented 93% compared to 88% for the third quarter of 2015. The average cost of raw materials used to produce steel products decreased 9% in the third quarter of 2015 versus the third quarter of 2014, due to decrease of raw materials prices.

Gross (Loss) Profit

Gross profit of the Company for the third quarter of 2015 increased 66% from Ps. 457 million in the third quarter of 2014 compared to Ps. 760 million in the third quarter of 2015. Gross profit as a percentage of net sales for the third quarter of 2015 was 12% compared to 7% of the third quarter of 2014. The increase in gross profit is due an increase in the average selling cost of some raw materials.

General, Selling and Administrative Expense

The selling, general and administrative expense increased 21% in the third quarter of 2015 from Ps. 329 million in the third quarter of 2015 to Ps. 271 million in the third quarter of 2014. Selling, general and administrative expense as a percentage of net sales represented 5% for the third quarter of 2015 compared to 4% of the third quarter of 2014.

Other Income (Expenses), net

The company recorded other income net of Ps. 94 million in the third quarter of 2015 compared with other income net of Ps. 49 million for the third quarter of 2014.

Operating (Loss) Income

Operating income increased from Ps. 235 million in the third quarter of 2014 compared to Ps. 525 million in the third quarter of 2015, this represent 123% of increase between both quarters. The operating income as a percentage of net sales was 3% for both periods. The increase in the operating income is due to a better cost of sales.

Ebitda

The Ebitda of the third quarter of 2015 increased 66% from Ps 487 million in the third quarter of 2014 to Ps. 806 million of the same period of 2015, this is due to the above explained in the operating income.

Comprehensive Financial Cost

Comprehensive financial cost of the Company for the third quarter of 2015 represented a net expense of Ps. 109 million compared with an income of Ps.89 million for the third quarter of 2014. The comprehensive financial cost is comprised for: the net interest income of Ps. 9 million in the third quarter of 2015, compared to a net interest income of Ps. 5 million for the same period of 2014. Also record an exchange gain of Ps. 84 million in the third quarter of 2014 and an exchange loss of Ps. 118 million in the third quarter of 2015.

Income Taxes

The company recorded an expense tax for Ps. 758 million in the third quarter of 2015, it is due to one-time payment of consolidated income tax derived from a dispute with the tax authority, (includes a deferred income tax of Ps. 161 million) compared to an income of Ps. 28 million for income tax for the third quarter of 2014, (includes an accrual of deferred expense tax of Ps. 6 million).

Net Income (Loss)

As a result of the foregoing, the Company recorded a net loss of Ps. 292 million in the third quarter of 2015 compared to a net income of Ps. 460 million for the same period of 2014.

(millions of pesos)	Jan - Sep ‘15	Jan - Sep ‘14	Year 15 vs '14
Sales	19,551	20,225	(3%)
Cost of Sales	17,063	18,635	(8%)
Gross Profit	2,488	1,590	56%
Selling, General and Administrative Expense	970	826	17%
Other Income (Expenses), net	102	58	76%
Operating Profit	1,620	822	97%
EBITDA	2,465	1,571	57%
Net income	560	1,183	(53%)
Sales Outside Mexico	8,362	10,138	(18%)
Sales in Mexico	11,189	10,087	11%
Total Sales (Tons)	1,664	1,649	1%
Cost by ton	10,254	11,301	(9%)

Quarter
(millions of pesos)	3Q‘15	2Q ‘15	3Q ‘14	3Q´15vs 2Q´15	3Q´15 vs 3Q '14
Sales	6,347	6,307	7,021	1%	(10%)
Cost of Sales	5,587	5,454	6,564	2%	(15%)
Gross Profit	760	853	457	(11%)	66%
Selling, General and Adm. Expenses	329	368	271	(11%)	21%
Other Income (Expenses), net	94	5	49	1,780%	92%
Operating Profit	525	490	235	7%	123%
EBITDA	806	782	487	3%	66%
Net Income	-292	412	460	(171%)	(163%)
Sales Outside Mexico	2,482	2,733	3,482	(9%)	(29%)
Sales in Mexico	3,865	3,573	3,539	8%	9%
Total Sales (Tons)	546	545	583	0%	(6%)
	10,233	10,007	11,259	2%	(9%)

Product	Thousands of Tons Jan-Sep 2015	Million of Pesos Jan-Sep 2015	Average Price per Ton Jan-Sep 2015	Thousands of Tons Jan – Sep 2014	Million of Pesos Jan- Sep 2014	Average Price per Ton Jan-Sep 2014
Special Profiles	783	10,581	13,865	946	13,380	14,144
Commercial Profiles	881	8,700	9,875	703	6,845	9,737
Total	1,664	19,551	11,749	1,649	20,225	12,265

Product	Thousands of Tons Jul-Sep 2015	Million of Pesos Jul-Sep 2015	Average Price per Ton Jul-Sep 2015	Thousands of Tons Apr-Jun 2015	Million of Pesos Apr-Jun 2015	Average Price per Ton Apr-Jun 2015	Thousands of Tons Jul-Sep 2014	Million of Pesos Jul-Sep 2014	Average Price per Ton Jul-Sep 2014
Special Profiles	247	3,285	13,300	262	3,560	13,588	311	4,326	13,910
Commercial Profiles	299	3,062	10,240	283	2,747	9,706	272	2,695	9,908

Total	546	6,347	11,624	545	6,307	11,572	583	7,021	12,043

Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

CLAVE DE COTIZACION: SIMEC		QUARTER: 3
GRUPO SIMEC, S.A.B. DE C.V		2015

(THOUSAND PESOS)
	ENDING CURRENT QUARTER	ENDING PREVIOUS YEAR
ACCOUNT	Amount	Amount
TOTAL ASSETS	37,127,668	35,896,489
TOTAL CURRENT ASSETS	19,439,348	17,673,037
CASH AND CASH EQUIVALENTS	6,874,896	7,003,373
SHORT-TERM INVESTMENTS	366,224	305,085
AVAILABLE-FOR-SALE INVESTMENTS	366,224	305,085
TRADING INVESTMENTS	0	0
HELD-TO-MATURITY INVESTMENTS	0	0
TRADE RECEIVABLES, NET	2,889,118	2,756,150
TRADE RECEIVABLES	2,938,552	2,805,584
ALLOWANCE FOR DOUBTFUL ACCOUNTS	-49,434	-49,434
OTHER RECEIVABLES, NET	1,381,385	945,810
OTHER RECEIVABLES	1,381,385	945,810
ALLOWANCE FOR DOUBTFUL ACCOUNTS	0	0
INVENTORIES	7,689,161	6,521,180
BIOLOGICAL CURRENT ASSETS	0	0
OTHER CURRENT ASSETS	238,564	141,439
PREPAYMENTS	0	0
DERIVATIVE FINANCIAL INSTRUMENTS	0	0
ASSETS AVAILABLE FOR SALE	0	0
DISCONTINUED OPERATIONS	0	0
RIGHTS AND LICENSES	0	0
OTHER	238,564	141,439
TOTAL NON-CURRENT ASSETS	17,688,320	18,223,452
ACCOUNTS RECEIVABLE, NET	0	0
INVESTMENTS	0	0
INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	0	0
HELD-TO-MATURITY INVESTMENTS	0	0
AVAILABLE-FOR-SALE INVESTMENTS	0	0
OTHER INVESTMENTS	0	0
PROPERTY, PLANT AND EQUIPMENT, NET	12,971,524	13,619,337
LAND AND BUILDINGS	4,204,803	4,135,042
MACHINERY AND INDUSTRIAL EQUIPMENT	20,633,047	19,816,141
OTHER EQUIPMENT	299,513	296,418
ACCUMULATED DEPRECIATION	-12,616,648	-11,512,075
CONSTRUCTION IN PROGRESS	450,809	883,811
INVESTMENT PROPERTY	0	0
BIOLOGICAL NON- CURRENT ASSETS	0	0
INTANGIBLE ASSETS, NET	2,854,819	2,900,533
GOODWILL	1,814,160	1,814,160
TRADEMARKS	329,600	329,600
RIGHTS AND LICENSES	0	0
CONCESSIONS	0	0
OTHER INTANGIBLE ASSETS	711,059	756,773
DEFERRED TAX ASSETS	0	0
OTHER NON-CURRENT ASSETS	1,861,977	1,703,582
PREPAYMENTS	0	0
DERIVATIVE FINANCIAL INSTRUMENTS	0	0
EMPLOYEE BENEFITS	0	0
AVAILABLE FOR SALE ASSETS	0	0
DISCONTINUED OPERATIONS	0	0
DEFERRED CHARGES	0	0
OTHER	1,861,977	1,703,582
TOTAL LIABILITIES	7,580,186	8,115,844
TOTAL CURRENT LIABILITIES	5,349,313	5,820,881
BANK LOANS	0	0
STOCK MARKET LOANS	5,157	4,450

OTHER LIABILITIES WITH COST	871,852	750,648
TRADE PAYABLES	3,661,412	3,656,895
TAXES PAYABLE	297,593	830,716
INCOME TAX PAYABLE	0	0
OTHER TAXES PAYABLE	297,593	830,716
OTHER CURRENT LIABILITIES	513,299	578,172
INTEREST PAYABLE	9,853	8,186
DERIVATIVE FINANCIAL INSTRUMENTS	0	0
DEFERRED REVENUE	0	0
EMPLOYEE BENEFITS	0	0
PROVISIONS	0	0
CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0
DISCONTINUED OPERATIONS	0	0
OTHER	503,446	569,986
TOTAL NON-CURRENT LIABILITIES	2,230,873	2,294,963
BANK LOANS	0	0
STOCK MARKET LOANS	0	0
OTHER LIABILITIES WITH COST	0	0
DEFERRED TAX LIABILITIES	2,097,040	2,156,077
OTHER NON-CURRENT LIABILITIES	133,833	138,886
DERIVATIVE FINANCIAL INSTRUMENTS	0	0
DEFERRED REVENUE	0	0
EMPLOYEE BENEFITS	83,499	81,396
PROVISIONS	0	0
NON-CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0
DISCONTINUED OPERATIONS	0	0
OTHER	50,334	55,387
TOTAL EQUITY	29,547,482	27,780,645
EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	28,966,334	27,039,840
CAPITAL STOCK	2,832,268	2,832,268
SHARES REPURCHASED	-273,823	-273,041
PREMIUM ON ISSUANCE OF SHARES	4,170,857	4,170,857
CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
OTHER CONTRIBUTED CAPITAL	0	0
RETAINED EARNINGS (ACCUMULATED LOSSES)	19,943,556	19,382,594
LEGAL RESERVE	0	0
OTHER RESERVES	1,000,000	1,000,000
RETAINED EARNINGS	18,382,594	17,179,070
NET INCOME FOR THE PERIOD	560,962	1,203,524
OTHER	0	0
ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF TAX)	2,293,476	927,162
GAIN ON REVALUATION OF PROPERTIES	0	0
ACTUARIAL GAINS (LOSSES) FROM LABOR OBLIGATIONS	0	0
FOREIGN CURRENCY TRANSLATION	2,293,476	927,162
CHANGES IN THE VALUATION OF FINANCIAL ASSETS AVAILABLE FOR SALE	0	0
CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	0	0
CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0
SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0
OTHER COMPREHENSIVE INCOME	0	0
NON-CONTROLLING INTERESTS	581,148	740,805

Informational data (not a part of the STATEMENTS OF FINANCIAL POSITION)	ENDING CURRENT QUARTER	ENDING PREVIOUS YEAR
	Amount	Amount

SHORT-TERM FOREIGN CURRENCY LIABILITIES	4,182,001	4,471,028
LONG-TERM FOREIGN CURRENCY LIABILITIES	56,318	55,387
CAPITAL STOCK (NOMINAL)	2,420,230	2,420,230
RESTATEMENT OF CAPITAL STOCK	412,038	412,038
PLAN ASSETS FOR PENSIONS AND SENIORITY PREMIUMS	0	0
NUMBER OF EXECUTIVES (+)	55	55
NUMBER OF EMPLOYEES (+)	1,492	1,587
NUMBER OF WORKERS (+)	2,838	3,219
OUTSTANDING SHARES (+)	497,709,214	497,709,214
REPURCHASED SHARES (+)	6,767,873	5,219,794
RESTRICTED CASH (1)	0	0
GUARANTEED DEBT OF ASSOCIATED COMPANIES	871,852	750,648

(1) This concept must be filled when there are guarantees or restrictions that affect cash and cash equivalents
(*) Data in units

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC		QUARTER: 3	YEAR 2015
STATEMENTS OF COMPREHENSIVE INCOME
GRUPO SIMEC, S.A.B. DE C.V			CONSOLIDADO

(THOUSAND PESOS)
ACCOUNT	CURRENT YEAR		PREVIOUS YEAR
	ACCUMULATED	QUARTER	ACCUMULATED	QUARTER

REVENUE	19,550,784	6,347,267	20,225,098	7,020,634
SERVICES	0	0	0	0
SALE OF GOODS	19,550,784	6,347,267	20,225,098	7,020,634
INTERESTS	0	0	0	0
ROYALTIES	0	0	0	0
DIVIDENDS	0	0	0	0
LEASES	0	0	0	0
CONSTRUCTIONS	0	0	0	0
OTHER REVENUE	0	0	0	0
COST OF SALES	17,063,079	5,587,037	18,634,662	6,563,640
GROSS PROFIT	2,487,705	760,230	1,590,436	456,994
GENERAL EXPENSES	970,220	329,060	826,385	270,997
PROFIT (LOSS) BEFORE OTHER INCOME (EXPENSE), NET	1,517,485	431,170	764,051	185,997
OTHER INCOME (EXPENSE), NET	102,050	93,537	57,638	48,641
OPERATING PROFIT (LOSS) (*)	1,619,535	524,707	821,689	234,638
FINANCE INCOME	26,897	12,457	79,593	83,640
INTEREST INCOME	26,897	12,457	9,415	-66
GAIN ON FOREIGN EXCHANGE, NET	0	0	70,178	83,708
GAIN ON DERIVATIVES, NET	0	0	0	0
GAIN ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
OTHER FINANCE INCOME	0	0	0	0
FINANCE COSTS	66,689	121,389	18,159	-5,448
INTEREST EXPENSE	22,329	3,320	18,159	-5,448
LOSS ON FOREIGN EXCHANGE, NET	44,360	118,069	0	0
LOSS ON DERIVATIVES, NET	0	0	0	0
LOSS ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
OTHER FINANCE COSTS	0	0	0	0
FINANCE INCOME (COSTS), NET	-39,792	-108,932	61,434	89,088
SHARE OF PROFIT (LOSS) OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
PROFIT (LOSS) BEFORE INCOME TAX	1,579,743	415,775	883,123	323,726
INCOME TAX EXPENSE	1,260,007	757,684	-63,269	-28,197
CURRENT TAX	1,422,386	919,176	-18,445	-33,888
DEFERRED TAX	-163,379	-161,492	-44,824	5,691
PROFIT (LOSS) FROM CONTINUING OPERATIONS	319,736	-341,909	946,392	351,923
PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	0	0	0	0
NET PROFIT (LOSS)	319,736	-341,909	946,392	351,923
PROFIT (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-241,226	-49,536	-236,351	-108,349
PROFIT (LOSS) ATTRIBUTABLE TO OWNERS OF PARENT	560,962	-292,373	1,182,743	460,272

BASIC EARNINGS (LOSS) PER SHARE	0.11	-0.06	2.38	0.09
DILUTED EARNINGS (LOSS) PER SHARE	0	0	0	0

OTHER COMPREHENSIVE INCOME
(NET OF INCOME TAX)

NET PROFIT (LOSS)	319,736	-341,909	946,392	351,923
DISCLOSURES NOT BE RECLASSIFIED ON INCOME
PROPERTY REVALUATION GAINS	0	0	0	0
ACTUARIAL EARNINGS (LOSS) FROM LABOR OBLIGATIONS	0	0	0	0
SHARE OF INCOME ON REVALUATION ON PROPERTIES OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
DISCLOSURES MAY BE RECLASSIFIED SUBSEQUENTLY TO INCOME
FOREIGN CURRENCY TRANSLATION	1,447,883	874,815	315,248	385,672
CHANGES IN THE VALUATION OF FINANCIAL ASSETS HELD-FOR-SALE	0	0	0	0
CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS
CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0	0	0
SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
OTHER COMPREHENSIVE INCOME	0	0	0	0
TOTAL OTHER COMPREHENSIVE INCOME	1,447,883	874,815	315,248	385,672

TOTAL COMPREHENSIVE INCOME	1,767,619	532,906	1,261,640	737,595
COMPREHENSIVE INCOME, ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-159,657	-355	-243,015	-75,938
COMPREHENSIVE INCOME, ATTRIBUTABLE TO OWNERS OF PARENT	1,927,276	533,261	1,504,655	813,533

Informational data (not part of the statement)	CURRENT YEAR		PREVIOUS YEAR
	ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
OPERATING DEPRECIATION AND AMORTIZATION	845,088	281,696	749,287	252,699
EMPLOYEE PROFIT SHARING EXPENSE	0	0	0	0

Informative data (12 Months)	YEAR
	CURRENT	PREVIOUS
REVENUE NET (**)	26,154,447	25,757,634
OPERATING PROFIT (LOSS) (**)	1,001,145	606,229
PROFIT (LOSS) ATTRIBUTABLE TO OWNERS OF PARENT(**)	-108,737	849,235
NET PROFIT (LOSS) (**)	581,743	1,333,385
OPERATING DEPRECIATION AND AMORTIZATION (**)	1,213,707	957,661

(*) TO BE DEFINED BY EACH COMPANY
(**) INFORMATION FOR THE LAST 12 MONTHS

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.

CLAVE DE COTIZACION: SIMEC	YEAR 2015	QUARTER: 3
GRUPO SIMEC, S.A.B. DE C.V
STATEMENTS OF CASH FLOWS
		CONSOLIDADO
(THOUSAND PESOS)
CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
	Amount	Amount
OPERATING ACTIVITIES
PROFIT (LOSS) BEFORE INCOME TAX	1,579,743	883,123
+(-) ITEMS NOT REQUIRING CASH	0	0
+ ESTIMATE FOR THE PERIOD	0	0
+ PROVISION FOR THE PERIOD	0	0
+(-) OTHER UNREALISED ITEMS	0	0
+(-) ITEMS RELATED TO INVESTING ACTIVITIES	818,191	739,872
DEPRECIATION AND AMORTISATION FOR THE PERIOD	845,088	749,287
(-)+ GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
+(-) LOSS (REVERSAL) IMPAIRMENT	0	0
(-)+ EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	0	0
(-) DIVIDENDS RECEIVED	0	0
(-) INTEREST RECEIVED	-26,897	-9,415
(-) EXCHANGE FLUCTUATION	0	0
(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	0
+(-) ITEMS RELATED TO FINANCING ACTIVITIES	22,329	10,257
(+) ACCRUED INTEREST	22,329	18,159
(+) EXCHANGE FLUCTUATION	0	0
(+) DERIVATIVE TRANSACTIONS	0	0
(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	-7,902
CASH FLOWS BEFORE INCOME TAX	2,420,263	1,633,252
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	-3,038,571	-717,766
+(-) DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE	44,488	-781,596
+(-) DECREASE (INCREASE) IN INVENTORIES	-230,608	-879,528
+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-1,893,643	-109,696
+(-) INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE	-409,575	1,091,145
+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	-549,233	-38,091
+(-) INCOME TAXES PAID OR RETURNED	0	0
NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	-618,308	915,486
INVESTING ACTIVITIES
NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	-396,120	-1,515,796
(-) PERMANENT INVESTMENTS	0	0
+ DISPOSITION OF PERMANENT INVESTMENTS	0	0
(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-298,998	-1,524,106
+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
(-) TEMPORARY INVESTMENTS	0	0
+ DISPOSITION OF TEMPORARY INVESTMENTS	0	0
(-) INVESTMENT IN INTANGIBLE ASSETS	0	0
+ DISPOSITION OF INTANGIBLE ASSETS	0	0
(-) ACQUISITIONS OF VENTURES	0	0
+ DISPOSITIONS OF VENTURES	0	0
+ DIVIDEND RECEIVED	0	0
+ INTEREST RECEIVED	26,897	9,415
+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	-124,019	-1,105
FINANCING ACTIVITIES
NET CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES	-23,111	-67,789
+ BANK FINANCING	0	0
+ STOCK MARKET FINANCING	0	0
+ OTHER FINANCING	0	0
(-) BANK FINANCING AMORTISATION	0	0
(-) STOCK MARKET FINANCING AMORTISATION	0	0

(-) OTHER FINANCING AMORTISATION	0	0
+(-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
(-) DIVIDENDS PAID	0	0
+ PREMIUM ON ISSUANCE OF SHARES	0	0
+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
(-) INTEREST EXPENSE	-22,329	-18,159
(-) REPURCHASE OF SHARES	-782	-49,630
(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	-0	0
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	-1,037,539	-668,099
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	909,062	194,577
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	7,003,373	6,984,730
CASH AND CASH EQUIVALENTS AT END OF PERIOD	6,874,896	6,511,208

			QUARTER: 3	YEAR 2015
BOLSA MEXICANA DE VALORES, S.A.B. DE C.V. STATEMENTS OF CHANGES IN EQUITY
CLAVE DE COTIZACION: SIMEC

GRUPO SIMEC, S.A.B. DE C.V
				(THOUSAND PESOS)
CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	PREMIUM ON ISSUANCE OF SHARES	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES

BALANCE AT 1 JANUARY 2014	2,832,268	-230,418	4,153,850

RETROSPECTIVE ADJUSTMENTS

APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS

RESERVES

DIVIDENDS

CAPITAL INCREASE (DECREASE)

REPURCHASE OF SHARES		-49,630

(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES

(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS

OTHER CHANGES

COMPREHENSIVE INCOME

BALANCE AT _31 DECEMBER 2014_________	2,832,268	-280,048	4,153,850	0

BALANCE AT 1 JANUARY 2015	2,832,268	-273,041	4,170,857	0

RETROSPECTIVE ADJUSTMENTS

APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS

RESERVES

DIVIDENDS

CAPITAL INCREASE (DECREASE)

REPURCHASE OF SHARES		-782

(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES

(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS

OTHER CHANGES

COMPREHENSIVE INCOME

BALANCE AT 31 MARCH 2014	2,832,268	-273,823	4,170,857	0

	QUARTER: 3	YEAR 2015
BOLSA MEXICANA DE VALORES, S.A.B. DE C.V. STATEMENTS OF CHANGES IN EQUITY
CLAVE DE COTIZACION: SIMEC

GRUPO SIMEC, S.A.B. DE C.V
(THOUSAND PESOS)

OTHER CONTRIBUTED CAPITAL	RETAINED EARNINGS (ACCUMULATED LOSSES)		ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	NON-CONTROLLING INTERESTS	TOTAL EQUITY
	RESERVES	UNAPPROPRIATED EARNINGS (ACCUMULATED LOSSES)

	1,000,000	17,179,070	11,918	24,946,688	1,328,277	26,274,965

				-49,630		-49,630

		1,182,743	321,912	1,504,655	-243,015	1,261,640

0	1,000,000	18,361,813	333,830	26,401,713	1,085,262	27,486,975

0	1,000,000	18,382,594	927,162	27,039,840	740,805	27,780,645

				-782		-782

		560,962	1,366,314	1,927,276	-159,6657	1,767,619

0	1,000,000	18,943,556	2,293,476	28,966,334	581,148	29,547,482

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(Subsidiary of Industrias CH, S.A.B. de C.V.)

Notes to the consolidated financial statements

1.	Nature of business and relevant events

Nature of business – The principal activities of Grupo Simec, S.A.B. de C.V. and subsidiaries (the Company) are the manufacture and sale of special bar quality “SBQ” commercial and profiles structural steel products for the automotive and construction industries both in Mexico, the United States (USA) and Canada. The Company is a subsidiary of Industrias CH, S.A.B. de C.V. (Industrias CH). The Company is a private company with limited liability incorporated and existing under the laws of Mexico. The address of its registered office and place of business is Calzada Lazaro Cardenas 601, Guadalajara, Jalisco, Mexico.

2.	Basis of preparation

a.	The consolidated financial statements- As result of the adoption of IFRS mentioned in note 1, consolidated financial statement, interim no audited, have been prepared according to IAS 34, financial information interim, and are part of the first consolidated financial statement according to IFRS, issued to the year ended December 31, 2012, for this reason we have adopted the disposition of IFRS 1, additionally , this consolidated financial statement not include the information and disclosure required for annual financial statement according with IFRS.

The Company has included recurring adjustment accounting estimates considered necessary for presentation of the consolidated financial statements interim no audited according to IAS 34. Comprehensive income for the fourth quarter ended December 31, 2012 is not necessarily an indicator of comprehensive income that could be expected for the year ended December, 31 2012.

The account policies applied to these financial statement are consistent with those applied to the consolidated financial statement at December 31, 2011.

The financial statements presented on this report were prepared under International Financial Reporting Standard (IFRS).

b.	Historic Cost- consolidated financial statement have been prepared on the historical cost basis, except for certain financial instruments valued to fair value which are valued to fair value. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

c.	Consolidated Base-consolidated financial statement include of Grupo Simec, S. A. B. de C. V. and the entities (including special purpose entities) controlled by the company (its subsidiaries). Control its obtained when the Company has the power to govern the financial and operating policies of an entity to obtain benefits from its activities. The outcome of subsidiaries acquired or sold during the year include in the consolidated statement of comprehensive income from acquisition date or the date of sale, as the case. Comprehensive income is attributed to both, the company and non-controlling interest even if the non- controlling present a deficit.

If necessary, further adjustments are done on the financial statements of subsidiaries to adapt their accounting policies that are aligned with those used by other group members. All transactions, balances, income and expenses between companies that are consolidated are eliminated on consolidation.

The changes in investments in subsidiaries of the company that not resulting in a loss of control is recorded as equity transactions. The book value of investments and equity of the company controlled not adjusted to reflect changes in related investments in subsidiaries. Any difference between the amount for which share are adjusted not controlled and the fair value of consideration paid or received is recognized directly in equity and attributed to the owners of the company.

When the company loss control of a subsidiary, the gain or loss on disposal is computed as the difference between (i) the aggregate fair value of compensation received ant the fair value of any retained interest and (ii) the value prior books of the assets (including goodwill) and liabilities of the subsidiary and any non-controlling interest.

The amounts recognized in other comprehensive income items relating to the subsidiary are recorded (ie to income are reclassified or transferred directly to retained earnings) in the same manner established for the case of the availability of assets or liabilities relevant. The fair value of any investment retained in the former subsidiary at the date of loss of control is considered fair value for the initial recognition in subsequent accounting according to IAS 39 “Financial Instruments Recognition and Measurement”, or if applicable, the cost on initial recognition of an investment in an associate or under joint control entity.

Business acquisitions recorded using the purchase method. The consideration given for each acquisition are measured at fair value at the date of exchange, of assets given, liabilities incurred or assumed and equity instruments issued by the company in exchange for control of the acquire. Cost related to the acquisition is recognized in income incurred.

The identifiable assets acquired and liabilities assumed are recognized at the fair value at the acquisition date, except that:

-Assets and liabilities deferred income tax liabilities or assets and related agreements, employee benefits are recognized and valued in accordance with IAS 12, “Income tax and IAS 19, employee benefits, respectively;

-Liabilities or equity instruments related to the replacement by the Company acquired the business incentive base payments in shares, are valued in accordance with IFRS 2, “Share based payment” and.

The assets or group of assets for sale are classified as held for sale under IFRS 5, long term assets available for sale and discontinued operation, are valued pursuant with this standard.

Goodwill is recognized as an asset to the date on which control is acquired, the acquisition date and is valued as the excess of the amount of the consideration paid, plus the value of the non-controlling interest in the business acquired over the fair value of the acquired business share in the previously possessed, if any, on the net at the acquisition date of the identifiable assets acquired and liabilities assumed. If the value of these last is higher, the difference shall be recognized immediately in income as a gain from a bargain purchase.

The non-controlling interest on the acquired business should appraise initially at fair value or proportion of the non-controlling interest on the net value at the date of acquisition of the identifiable assets acquired and liabilities assumed. The choice of the basis of valuation of the non-controlling is done case by case.

When the consideration paid by the Company in a business acquisition includes assets or liabilities resulting from a contingent consideration, it is valued at its fair value at the acquisition date and include as part of the consideration paid.

Changes in the fair value of contingent consideration, which they describe as valuation period settings are adjusted against goodwill retrospectively determined.

The valuation period settings are settings that are determined as a result of information obtained during the “period of valuation”, which can´t exceed one year from the date of acquisition, on facts and circumstances that existed at the acquisition date. The record of changes in fair value subsequent to the period of valuation is based on the classification of contingent consideration in the statement of financial position. If the contingent consideration is classified as equity, changes in fair value not recorded and the variation may be seen as contingent consideration is recorded in liquid capital. If the contingent consideration is classified an asset or liability, changes in fair value are recognized in accordance with IAS 39 “Financial Instruments Recognition and Valuation, or IAS 37, Provisions. Contingent Liabilities and Contingent assets, as appropriate, and corresponding gain or loss is recorded in the utility.

The initial recognition of business acquisition is not completed at the end of the reporting period, in which acquisition occurs, the Company reported provisional amounts for the items whose recognition is incomplete. During the period of valuation, the Company recognizes adjustments to provisional amounts recognized asset or liability or additional requirements to reflect new information obtained about facts and circumstances that existed at the acquisition date, which if known, would have affected the valuation of amounts recognized at that time.

At September 30, 2015 the subsidiaries of Grupo Simec, S. A. B. de C. V. included in the consolidation are as follows.

Percentage of equity owned

Subsidiaries established in Mexico:	2015	2014
Compañía Siderúrgica de Guadalajara, S.A. de C.V.	99.99%	99.99%
Arrendadora Simec, S.A. de C.V.	100.00%	100.00%
Simec International, S.A. de C.V.	100.00%	100.00%
Compañía Siderúrgica del Pacífico, S.A. de C.V.	99.99%	99.99%
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V.	100.00%	100.00%
Industrias del Acero y del Alambre, S.A. de C.V.	99.99%	99.99%
Procesadora Mexicali, S.A. de C.V.	99.99%	99.99%
Servicios Simec, S.A. de C.V.	100.00%	100.00%
Sistemas de Transporte de Baja California, S.A. de C.V.	100.00%	100.00%
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	100.00%	100.00%
Operadora de Metales, S.A. de C.V.	100.00%	100.00%
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A., de C.V.	100.00%	100.00%
CSG Comercial, S.A. de C.V.	99.95%	99.95%
Corporativos G&DL S.A. de C.V.(1)	100.00%	100.00%
Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	100.00%	100.00%
Corporación Aceros DM, S. A. de C. V. y Subsidiarias (3)	100.00%	100.00%
Acero Transportes San, S. A. de C. V. (3)	100.00%	100.00%
Simec Acero, S.A. de C.V.	100.00%	100.00%
Corporación ASL, S. A. de C. V. (1)	99.99%	99.99%
Simec International 6, S. A. de C. V. (1)	100.00%	100.00%
Simec International 7, S. A. de C. V. (1)	99.99%	99.99%
Simec International 9, S. A. P. I. de C.V.	99.99%
Orge, S.A. de C.V.	99.99%	99.99%
Siderurgica de Occidente del Pacifico, S.A. de C.V.	99.99%
RRLC, S.A DE C.V.	99.99%
Republic Steel(5)	50.22%	52.00%
Pacific Steel, Inc. (5)	100.00%	100.00%
Pacific Steel Projects, Inc. (5)	100.00%	100.00%
Simec Steel, Inc. (5)	100.00%	100.00%
Simec USA, Corp. (5)	100.00%	100.00%
Undershaft Investments, NV. (6)	100.00%	100.00%
GV do Brasil Industria e Comercio de Aco LTDA (7)	100.00%	100.00%

(1)	Entities established in 2010.

(2)	Entities that change their address and fiscal authority, to the state of California, USA through 2011. Since the change, the main activity of this entities is the acquisition of new business or projects (Investment funds).

(3)	This Subsidiaries are located in San Luis Potosi, in Mexico, which were acquired by Grupo Simec, S.A.B. de C.V. in 2008. For effects of these Financial Statements, this companies are named as ”Grupo San”.

(4)	The parent Company ICH it’s the owner of 49.78% of capital stock of this subsidiaries.

(5)	Companies established in the United States of America, except for one facility that is established in Canada.

(6)	Subsidiary established in Curacao.

(7)	Subsidiary established in Brazil. (See paragraph k, below)

d	Cost and Expenses Classification - Are presented its function due the practice of industry belong the Company.

3. Summary of significant account policies.

a.	Conversion of financial Statement of Foreign Subsidiaries

As a result of early adoption of IFRS as mentioned in Note 1, the financial statements have been prepared in accordance with IFRS-1, First-time Adoption of International Financial Reporting Standards.

The functional and reporting currency of the Company is the Mexican peso. The financial statements of foreign subsidiaries were translated to Mexican pesos in accordance with International Accounting Standard (IAS) 21, “The Effects of Changes in Foreign Exchange Rates”. Under this standard, the first step to convert financial information from foreign operations is the determination of the functional currency. The functional currency is the currency of the primary economic environment of the foreign operation or, if different, the currency that mainly impacts its cash flows.

The U.S. dollar is considered as the functional currency of the U.S. subsidiaries, SimRep Corporation and Subsidiaries, Inc (Republic) and Pacific Steel Inc. and the Brazilian real for GV do Brasil Industria e Comercio de Aco LTDA., therefore the financial statements of these subsidiaries were translated into Mexican pesos by applying:

a.	The exchange rates at the balance sheet date to all assets and liabilities.

b.	The historical exchange rate at stockholders’ equity accounts and revenues, costs and expenses.

Relevant exchange rates used in the preparation of the consolidated financial statements were as follows (Mexican pesos per one U.S. dollar):

Current exchange rate as of September 30, 2015	17.0771
Current exchange rate as of June 30, 2015	15.6599
Current exchange rate as of March 31, 2015	15.2427
Current exchange rate as of March 31, 2014	13.0841
Current exchange rate as of June 30, 2014	13.0002
Current exchange rate as of September 30, 2014	13.4891
Current exchange rate as of December 31, 2014	14.7348

b.	Cash and cash equivalents

Cash consists of deposits in bank accounts that do not generate interest. Cash equivalents consists in temporary investments refer to short- term fixed income investments whose original maturity is less than three months. These investments are expressed at cost plus accrued yields. The value so determined is similar to their fair value

c.	Allowances for doubtful accounts

The Company follows the practice of recording an estimation of an allowance for doubtful accounts, which is computed considering the balance of customer with age higher than one year, those under litigation or the possible loss for non-fulfillment of the customer. Actual result may differ materially from these estimates in the future.

d.	Inventories and cost of sales

Inventories are recorded at the lower of acquisition cost and production, which cost do not exceed the market value or net realizable value. The allocation of cost used is the average cost method. The net realization value represent the estimated selling price for inventories less all costs to complete all necessary costs and for sale.

The Company classifies the raw materials inventory on the balance according to the expected date of consumption but she represented as long term inventory who according to historical data and trends, are not consumed in the short term (one year).

The Company follows the practice of creating a reserve for slow moving inventory, considering all of products and raw materials with turnover greater than one year.

e.	Property Plant and equipment- Are recorded at cost less any recognized impairment loss. The cost include professional fees and, for qualifying assets, borrowing costs capitalized in accordance with the accounting policies of the Company. Depreciation is recognized for writing off the cost of assets (other than land and properties under construction) less its residual value over their useful lives using the straight-line method, and commences when the assets are ready for their intended use. The estimated useful-lives, residual values and depreciation method are reviewed at the end of each year, and the effect of any change in the estimate recorded is recognized on a prospective basis.

Land is not depreciated.

Property, plant and equipment fail to recognize when they are available or when no future economic benefits expected from its use. The gain or (loss) arising on the disposal or retirement of assets, is the difference between income from the sale and book value of the asset and is recognized in income.

The estimated useful lives of the main assets of the Company are:

Years

Buildings	10 to 65
Machinery and equipment	5 to 40
Transportation equipment	4
Furniture, mixtures and computer equipment	3 to 10

f.	Leasing- Leases are classified as financial leases when the terms of the lease transfer substantially all the risk and benefits inherent to ownership. All other lease transfer classified as operating leases.

The assets held under finance leases are recognized as assets of the Company at their fair value at inception of the lease, or if lower, the present value of minimum lease payments. The corresponding liability to the lessor is included in the statement of financial position as a finance lease liability.

Lease payments are apportioned between the finance charge and the reduction of lease obligation in order to achieve a constant interest rate on the remaining balance of the liability. Finance cost are charged directly to income, unless they can be directly attributable to qualifying assets, in which case it is capitalized in accordance with the general policy of the Company for borrowing costs. Contingent rents are recognized as expenses in the period incurred.

Income payments under operating leases are charged to expense using the straight line method during the period corresponding to the lease, but is more representative of another systematic basis is more representative of the pattern of the benefits of leasing for the user. Contingent rents are recognized as expenses in the period incurred.

If the Company receives incentives to enter an operating lease, these are recognized as a liability and the added benefit of them is recognized as a reduction of rental expenses on a straight-line basis, unless it sis representative as another systematic basis is more representative of the pattern of benefits to the user.

g.	Borrowing Cost. Borrowing costs directly attributable to the acquisition construction or production of qualifying assets, which are assets that require a substantial period of time until ready for use or sale, are added to the cost of those assets during that time until they are ready for use or sale.

The income obtained by the temporary investment of specific borrowings pending funds to be used in qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing cost are recognized in income during the period they are incurred.

h.	Intangible assets- Intangible assets with finite useful- lives acquires separately are recorded at cost less accumulated amortization and accumulated impairment losses. Amortization is based on the straight-line method over their estimated useful lives. The estimated useful lives, residual value and amortization method are reviewed at the end of each year, and the effect of any change in the estimate recorded is recognized on a prospective basis. Intangibles assets with as indefinite useful life acquired separately are recognized at cost less accumulated impairment losses.

Disbursements arising from research activities are recognized as an expense in the period in which incurred.

An internally generated intangible asset arising out of activities of development (or from the development phase of an internal project) is recognized if and only if all the following have been demonstrated.

-	Technical feasibility of completing the intangible asset so that may be available for use or sale,

-	The intention of completing the intangible asset and use or sell it,

-	The ability to use or sell the intangible asset,

-	The manner in which the intangible asset will generate probable future economic benefits,

-	The availability of adequate technical, financial or otherwise , to complete the development and use or sell the intangible asset, and

-	The ability to value reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally generated intangible asset is the sum of expenditure incurred from the time that the item meets the conditions for recognition set out above. When you can´t recognize an internally generated intangible asset, the development expenditure is expensed in the period incurred Subsequent to initial recognition, internally generated intangible asset is recognized at cost less accumulated depreciation and any accumulated impairment losses, on the same basis intangibles assets acquired separately.

When an intangible asset acquired in a business combination and recognized separately from goodwill, its cost is its fair value at the acquisition date (which is considered as its cost). Subsequent to initial recognition, an intangible asset acquired in a business combination are recognized at cost less accumulated depreciation and any accumulated impairment losses, on the same basis as intangible assets acquired separately.

An intangible asset is left to recognize when it is available or when no future economic benefits are expected to use. The gain or (loss) obtained arising from the lowering of intangible, calculated as the difference between the net disposal proceeds and its carrying amount is recognized in earnings.

i.	Goodwill- Goodwill arising from a business combination is recognized as an asset at the date on which control is acquired (acquisition date) less accumulated impairment losses. For purposes of assessing impairment, goodwill is allocated to each cash generating units of the Company expects to benefit from the synergies of this combination. The cash generating units to which goodwill is allocated are subject to impairment reviews annually, or more frequently if there is an indication that the unit may be impaired. If the recoverable amount of the cash generating units less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of the unit, based on the carrying amount of each asset in the unit. The impairment loss recognized for goodwill purposes can´t be reversed at a later period. Having a cash generating unit, the amount attributable to goodwill is included in determining the gain or loss on disposal.

j.	Impairment of tangible and intangible assets excluding goodwill- To the end of each year, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered any loss deterioration. If there is any indication, we calculate the assets have recoverable amount to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Company estimate the recoverable amount of the cash generating unit to which the asset belong. When you can identify a reasonable and consistent distribution of corporate assets are also allocated to individual cash generating units, or otherwise, are assigned to the smallest group of cash generating units for which can be identified based reasonable and consistent distribution. Intangible assets with an indefinite useful life or not yet available for use, are subjected to test for purposes of impairment at least annually and whenever there is an indication that the asset may be impaired. The recoverable amount is the higher of fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate before tax that reflects current market assessments of the value of money and the risks specific to the asset for which have not been adjusted estimates of future cash flows. If it is estimated that the recoverable amount of an asset (or cash generating unit) is less than its carrying amount, the carrying amount of the asset (cash generating unit) is reduced to its recoverable amount. Impairment losses are recognized immediately in profit or loss unless the assets is carried at revalued amount, in which case should be considered an impairment loss as a revaluation decrease, where an impairment loss subsequently reverses, the carrying amount of the asset (cash generating unit) is increased to the revised estimated recoverable amount, so that the increased carrying amount does not exceed the carrying amount is have not been determined whether an impairment loss recognized for the asset (or cash generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss unless the assets is recognized to an amount revalued in which case the reversal of the impairment loss is treated as a revaluation increase.

k.	Provisions -. Provisions are recognized when the Company has a present obligation (legal or assumed) as a result of past events, if it is likely that the Company has to liquidate the obligation and reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period under review, taking into account the risk and uncertainties that surround obligation. When a provision is valued using cash flows estimated to settle the present obligation, its carrying amount represent the present value of those cash flows.

When expected to recover from a third party of some or all the economic benefits required to settle a provision is recognized a receivable as an asset if it is virtually certain to be received the disbursement and the amount of the receivable can be valued reliably.

l.	Cost of retirement benefits. Contributions to benefit plans to defined contribution retirement are recognized as expenses at the time the employees render the services that entitle them to the contributions.

In the case of defined benefit plans, the cost of such benefits are determined using the projected unit credit method, with actuarial valuation carried out at the end of each period being reported. Gain and losses that exceed 10% of the greater of the present value of defined benefit obligations of the Company and the fair value of plan assets at the end of last year, are amortized over the estimated average remaining working lives of employees participating in the plan. The past service costs are recognized immediately to the extent that benefits are acquired otherwise, are amortized using the straight-line method over the average period until the benefits become acquired.

The retirement benefit obligation recognized in the statement of financial position represent the present value of defined benefit obligation, adjusted for gains and losses not recognized and the costs of unrecognized past service, less the fair value of the plan assets. Any asset that arises from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of reimbursements and reductions in future contributions to the plan.

m.	Income per share- Earnings per share are calculated by dividing net income controlling interest by the weighted average of common shares outstanding for each of the periods presented.

n.	Income Taxes. Expense for income taxes represent the sum of the resulting income taxes payable and deferred income tax.

Current Income Tax- The current income tax is the higher income tax (ISR) and the flat rate business tax (Flat Tax) and is recognized in income in the year they are incurred. The income tax payable is based on fiscal profits and cash flows of each year respectively. The fiscal profit differs from profit reported in the consolidated statement of comprehensive income due to items of income or expenses taxable and deductible in other years and items that are never taxable or deductible. The company´s liability for taxes due is computed using tax rates enacted or substantially approved at the end of the period over which it is reported.

Deferred Income Tax- The company determined, based on financial projections, determine whether ISR or Flat Tax in the future and recognize the corresponding deferred tax on the tax it paid. Deferred tax is recognized temporary differences between the carrying amount of assets and liabilities included in the financial statements and the corresponding tax base used to determine the tax profit, using the liability method. The deferred tax liability is generally recognized for all temporary tax differences. It recognizes a deferred tax asset, because of all deductible temporary differences, as far as is probable that the future taxable profits available against which to apply those deductible temporary differences. These assets and liabilities are not recognized if temporary differences arise from goodwill or the initial recognition (other than the business combination) of other assets and liabilities in a transaction that affects neither the tax profit accounting profit.

The carrying value of deferred tax asset should be reviewed at the end of each year and should be reduced to the extent deemed unlikely to have sufficient taxable profits to allow it to recover all or a portion of the asset.

Assets and deferred tax liabilities are computed using tax rates expected to apply in the period when the liability is paid or the asset is realized, based on the rates (and tax act) that have been approved or substantially approved the end of the reporting period under review. The valuation of liabilities and deferred tax assets reflects the tax consequences that would result from the way the Company expects, at the end of the reporting period under review, to recover or settle the carrying amount of assets and liabilities.

It also recognizes a deferred tax asset for the estimated future effects of tax loss carry-forwards and tax credits recoverable asset. It records a valuation allowance to reduce the balance of deferred tax assets to the amount of future net benefits are more likely than not they do.

Deferred tax assets and deferred tax liabilities are offset when there is a statutory right to offset short-term assets with short term liabilities as they relate to income taxes for the same taxation authority and the Company intends to liquidate its assets and liabilities en a net basis.

Current income tax and deferred income tax period. Current and deferred are recognized as income or expense in profit or loss, except when related items that are recognized out of the income, either in other comprehensive income or (loss) or directly in equity, in which case the tax is also recognized outside of the outcome, or when arising on initial recognition of a business combination.

Interest on balance recoverable taxes- Interest on tax receivables balances are presented in the consolidated statement of comprehensive income as interest income.

Income Tax in the interim period - The income tax is recorded in the interim period based on the estimated annual effective rate.

o	Foreign currency transaction- In preparing the financials statements of individual entities, transaction in currencies other than the entity´s functional currency (foreign currencies) are recorded using exchange rates prevailing at the dates on which operations are carried out. At the end each reporting period, monetary items denominated in foreign currency are converted at exchange rates prevailing at that time.

The exchange rate differences are recognized in the income statement except:

-	Foreign exchanges differences from foreign currency denominated loans relate to assets under construction for future productive use, which are included in the cost of those assets when considered as an adjustment to interest cost on loans denominated in foreign currency,

-

-	Differences on exchange derived from transaction related to hedging exchange rate risks, and

-

-	Differences in exchange rate from monetary items receivable from or payable to a foreign operation for which it is planned or is it possible to make a payment (forming part of the investment in foreign operations), which are initially recognized in other comprehensive income and reclassified from equity to profit or loss when selling all or part of investment.

-

p.	Financial Instruments – assets and liabilities are recognized when the Company is part of the contractual provisions of the instrument.

The assets and liabilities are measured initially at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and liabilities are increased or decreased from its fair value, as appropriate, on initial recognition, the transaction costs directly attributable to the acquisition of assets or liabilities at fair value through income is recognized immediately in earnings.

q-	Financial assets- Financial assets are classified into the following specific categories, “financial assets at fair value through income”, “preserved at maturity investment”, “financial assets available for sale” and loans and charge receivable. The classification depends on the nature and purpose of financial assets and is determined at the time of initial recognition. All financial assets are recognized and unknown on trade date where purchase or sale of financial assets is under a contract whose terms require delivery of the asset during a period which is usually set by the relevant market.

The method of the effective interest rate is a method of computed the amortized cost of a financial instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts including all fees on points based on interest paid or received that form an integral of the effective interest rate, transaction costs and other premiums or discounts over the expected life of the debt or financial instrument (where appropriate) in a shorter period, with the carrying amount on initial recognition.

The Company has no financial assets classified as “financial assets at fair value through income”, “preserved at maturity investments” or “financial assets available for sale”,

Accounts receivable, loans and other receivable with fixed or determinable payments that are not trade in an active market are classified as loans and receivable. Loans and receivables are stated at amortized cost using the effective interest method, less any impairment.

Financial assets other than financial assets at fair value through income, are subject testing for effects of impairment at the end of each period which is reported. It is considered that financial assets are impaired when there is objective evidence that as a result of one or more events that occurred after initial recognition of financial asset, the estimated future cash flows of the financial assets have been affected.

The estimates and underlying assumption are reviewed on a regular basis. The reviews at accounting estimates are recognized in the period of the review and future periods if the review affects both current period and to subsequent periods.

Objective evidence of impairment could include:

-	Significant financial difficulties of the issuer or counterparty, or

-	Non-payment of interest or principal, or

-	It is likely that the borrower will enter bankruptcy of financial reorganization, or

-	The disappearance of an active market where quoted by the financial asset because of financial difficulties.

-

For certain categories of financial assets such as accounts receivables, assets that have been subjected to testing for effects impairment and have not been impaired as individual, are included in the evaluation of impairment on a collective basis. Among the objective evidence that a portfolio of accounts receivable may be impaired, you could include the past experience of the Company with respect to the collection, an increase in the number of last payments in the portfolio in excess of the average credit period of 60 days as well as changes observable in national and local economic conditions that correlate with default on payments.

For financial assets carried at amortized cost, the amount of impairment loss recognized is the difference between the book value of assets and present value of future cash receipts discounted at the original effective interest rate of the asset financial.

The carrying value of financial assets is reduced by the impairment loss directly for all financial assets except for accounts receivable, where the carrying amount is reduced through an account estimate for doubtful accounts. When you consider that a receivable is uncollectible, it is removed from the estimate. The subsequent recovery of amounts previously deleted become claims against the estimate. Changes in the carrying value of the account of the estimate is recognized in income.

Except for equity instruments available for sale, if, in a subsequent period, the amount of the impairment loss decreases and this decrease can be related objectively to an event that occurs after recognition of impairment, impairment loss previously recognized is reversed through income to the extent that the carrying amount of investment to date reversed the impairment does not exceed the amortized cost would have been if he had not recognized the damage.

The company fails to recognize a financial asset only when the contractual rights on the cash flows of financial assets, and transfers substantially all the risk and benefits inherent to the ownership of financial assets. If the Company neither transfer not retains substantially all the risks and benefits inherent to the ownership and continues to retain control of the asset transferred, the Company recognizes its interest in the asset and liability associated to the amounts that would have to pay. If the Company retains substantially all risks and benefits inherent in ownership of transferred financial asset, the Company continues to recognize the financial asset and also recognizes collateral for loan funds received.

When fully unknown a financial asset, the difference in value of the asset and the amount of the consideration received and the cumulative gain or loss that has been left to recognize in other comprehensive income (loss) and accumulated in the equity is recognized in income.

Not knowing a financial asset in part (where the Company retains the option to repurchase part of a transferred asset, or retains a residual interest that does not result in the retention of substantial risk and benefits property and the company retains control), the Company distributed the previous value of the asset financial between the part that continues to be recognized and the part no longer recognized based on the fair value of those parts of the date of transfer. The difference between the carrying amount allocated to the party is no longer recognized and the amount of the consideration received by such party, and any cumulative gain or loss allocated to it has been recognized in other comprehensive income (loss) will be recognized in income.

s.	Financial liabilities – debt and equity instruments issued by the Company are classified as either financial liabilities or equity in accordance with the substance of the contractual arrangements and the definition of a financial liability and equity instrument. Financial liabilities are classified either as “financial liabilities at fair value through income “or” other financial liabilities”-

Financial liability at fair value through income is a financial liability is classified as held trading or is designated as fair value through income.

A financial liability is classified as held for trading if:

-	Is acquired principally for the purpose of repurchasing in the near future, or,

-	On initial recognition is part of identified financial instruments that are managed together and for which there is evidence of a recent pattern of making short-term profits, or

-	It is a derivative not designed as hedges and meet the conditions to be effective.

A financial liability other than a financial liability held for trading may be designated as an financial liability at fair value through profit or loss upon initial recognition if:

-	This eliminates or significantly reduces an inconsistency in the valuation or recognition that would otherwise arise, or

-	The performance of a group of financial assets, financial liabilities or both is managed and evaluated on the basis of fair value, according to an investment strategy or risk management that the entity´s documented, and provide internally about that group, based on their fair value or,

-	Part of a contract containing one or more embedded derivatives, and IAS 39, Financial instruments Recognition and Measurement, allow the entire hybrid contract (asset or liability) is designated as at fair value through income.

Financial liabilities at fair value through income are recorded at fair value recognize any gain or loss arising from the remediation in the income statement. The gain or loss recognized in the statement include any dividend or interest earned from the financial asset and is included under the heading “other gains and losses” in the statement of comprehensive income.

Other financial liabilities, including loans, are valued initially at fair value, net of transaction costs. The method of effective interest rate is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate exactly discounts estimated cash payments over the expected life of the financial liability (or, where appropriate, a short period) to the carrying amount financial liabilities on initial recognition.

The Company writes off financial liabilities if and only if, the Company´s obligations are fulfilled, cancelled or expire. The difference between the carrying amount of financial liability discharged from and the consideration paid and payable is recognized in earnings.

t           Derivative financial instruments – The Company uses derivative financial instruments to manage its exposure to risk in the changes in natural gas prices, which is used for production, conducting studies on historical volumes, future requirements or commitments, reducing the exposure to risks outside the normal operation of the Company.

Derivatives are initially recognized at fair value at the date the derivative contract subscribe and then remiden at fair value at the end of the reporting period. The gain or loss is recognized in income immediately unless the derivative is designated and is effective as a hedging instrument, in which case the timing of the recognition results depend on the nature of the hedging relationship.

In order to mitigate the risks associated with fluctuations in the price of natural gas, whose price is based on supply and demand from major markets, the Company uses exchange contracts or swaps cash flow of natural gas, where price the Company receives floating and pays fixed price. Fluctuations in the price of this energy input from consumed volumes are recognized as part of the operating costs of the Company.

At the beginning of the hedging relationship, the Company documents the relationship between the hedging instrument and hedged item, along with its risk management objective and strategy of hedging transactions. Additionally, the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting the exposure to change in fair value or changes in cash flows of the hedged item.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flows hedges is recognized in other comprehensive income and accumulated under the title of the fair value of derivative financial instruments, net of profit taxes. Gains and losses on the ineffective portion of the hedging instrument is recognized instrument is recognized immediately in income, and is included in other income (expense)

The Company periodically assesses the changes in cash flows from derivative financial instruments to analyze if the swaps are highly effective in reducing exposure to fluctuations in the price of natural gas. A hedging instrument is considered highly effective when changes in fair value or cash flows of the primary position are compensated on a regular basis or as a whole, by changes in the fair value or cash flows of the hedging instrument in a range between 80% and 125%.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to earning in the periods when the hedged item is recognized in income in the same area of the statement of comprehensive income of hedged item recognized. However, when a forecast transaction that is covered gives rise to the recognition of a non-financial asset or liability is not financial gain or loss previously accumulated in equity are transferred and include in the initial valuation of the cost of the asset does not financial or nonfinancial liabilities.

Hedge accounting is discontinued when the Company reverses the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or no longer meets the criteria for hedge accounting. Any cumulative gain or loss on the hedging instrument that is recognized in equity remain in equity until the forecast transaction is ultimately recognized in the results. When no longer expects the forecast transaction occurs, the cumulative gain or loss in equity is immediately reclassified the results.

u.       Revenue recognition – Revenue is recognized in the period in which transfer the risks and benefits of inventories to customer who purchased them, which usually coincides with the delivery of products to customers in fulfilling their orders. Net sales represent the goods sold at list price, less returns received and discounts.

V.       Segments Information – Segment information is presented in accordance with the region and due to the operation business is presented in accordance with the information used by management for decision making purposes.

w.	Earnings (loss) per share
Income per share is calculated by dividing controlling net income or loss, by the weighted average shares outstanding during each year presented.

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC				QUARTER: 3	YEAR 2015
GRUPO SIMEC, S.A.B. DE C.V					CONSOLIDADO

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	(THOUSAND PESOS)
COMPANY NAME	PRINCIPAL ACTIVITY	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT
				ACQUISITION COST	CURRENT VALUE
SIMEC INTERNATIONAL	FABRICACION Y VENTA DE PROD. DE ACERO	0	99.99	0	0
ARRENDADORA SIMEC	FABRICACION Y VENTA DE PROD DE ACERO	0	100.00	0	0
PACIFIC STEEL	COMPRA VENTA DE CHATARRA	0	100.00	0	0
CIA SIDERURGICA DEL PACIFICO	ARRENDADORA DE INMUEBLES	0	99.89	0	0
COORDINADORA DE SERVICIOS	PRESTACION DE SERVICIOS	0	100.00	0	0
INDUSTRIA DEL ACERO Y EL ALAMBRE	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
PROCESADORA MEXICALI	COMPRA VENTA DE CHATARRA	0	99.99	0	0
SERVICIOS SIMEC	PRESTACION DE SERVICIOS	0	100.00	0	0
SISTEMAS DE TRANSPORTE DE BAJA CALIFORNIA	TRANSPORTISTA	0	100.00	0	0
OPERADORA DE METALES	PRESTACION DE SERVICIOS	0	100.00	0	0
OPERADORA DE SERVICIOS SIDERURGICOS DE TLAXCALA	PRESTACION DE SERVICIOS	0	100.00	0	0
ADMINISTRADORA DE SERV SIDERURGICOS DE TLAXCALA	PRESTACION DE SERVICIOS	0	100.00	0	0
REPUBLIC STEEL	FABRICACION Y VENTA DE PROD DE ACERO	0	50.22	0	0
OPERADORA DE SERV DE LA INDUSTRIA SIDERURGICA	PRESTACION DE SERVICIOS	0	100.00	0	0
CSG COMERCIAL	COMPRA VENTA DE PROD DE ACERO	0	99.95	0	0
COORPORACION ACEROS DM	SUB-HOLDING	0	99.99	0	0
COMERCIALIZADORA ACEROS DM	COMPRA VENTA DE PROD DE ACERO	0	100.00	0	0
PROMOTORA ACEROS SAN LUIS	COMPRA VENTA DE PROD DE ACERO	0	100.00	0	0
UNDER SHAFT	SUB-HOLDING	0	100.00	0	0
PROCESADORA INDUSTRIAL	PRESTACION DE SERVICIOS	0	99.99	0	0
CORPORATIVOS G&DL	PRESTACION DE SERVICIOS	0	100.00	0	0
ACERO TRANSPORTE SAN	TRANSPORTISTA	0	100.00	0	0
SIMEC INTERNATIONAL 6	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
SIMEC INTERNATIONAL 7	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
SIMEC ACERO	COMPRA VENTA DE PROD DE ACERO	0	100.00	0	0
SIMEC USA	COMPRA VENTA DE PROD DE ACERO	0	100.00	0	0
PACIFIC STEEL PROJECTS	PRESTACION DE SERVICIOS	0	100.00	0	0
SIMEC STEEL	PRESTACION DE SERVICIOS	0	100.00	0	0
CIA SIDERURGICA DE GUADALAJARA	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
CORPORACION ASL	COMPRA VENTA DE PROD DE ACERO	0	99.99	0	0
GV DO BRASIL	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
ORGE	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
SIDER DE OCCIDENTE DEL PACIFICO, S.A. DE C.V.	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
RRLC	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
SIMEC INTERNATIONAL 9	FABRICACION Y VENTA DE PROD DE	0	99.99	0	0

ACERO
TOTAL INVESTMENT IN ASSOCIATES		0	0

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC															QUARTER: 3	YEAR 2015
GRUPO SIMEC, S.A.B. DE C.V																CONSOLIDADO
BREAKDOWN OF CREDITS
(THOUSAND PESOS)

	FOREIGN INSTITUTION (YES / NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
CREDIT TYPE / INSTITUTION						TIME INTERVAL						TIME INTERVAL
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
BANKS
FOREIGN TRADE

SECURED

COMERCIAL BANKS

OTHER

TOTAL BANKS					0	0	0	0	0	0	0	0	0	0	0	0

STOCK MARKET	FOREIGN INSTITUTION (YES / NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
						TIME INTERVAL						TIME INTERVAL
LISTED STOCK EXCHANGE (MEXICO AND / OR FOREIGN)					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE

UNSECURED
MEDIUM TERM NOTES	NO										0	5,157	0	0	0	0
SECURED

PRIVATE PLACEMENTS

UNSECURED

SECURED

TOTAL STOCK MARKET LISTED IN STOCK EXCHANGE AND PRIVATE PLACEMENT					0	0	0	0	0	0	0	5,157	0	0	0	0

OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST	FOREIGN INSTITUTION (YES / NO)	DATE OF AGREEMENT	EXPIRATION DATE		MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE

MISCELLANEOUS	NO										0	871,852	0	0	0	0

TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST					0	0	0	0	0	0	0	871,852	0	0	0	0

SUPPLIERS	FOREIGN INSTITUTION (YES / NO)	DATE OF AGREEMENT	EXPIRATION DATE		MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
MISCELLANEOUS	NO				0	574,408
MISCELLANEOUS	NO										0	3,087,004
TOTAL SUPPLIERS					0	574,408	0	0	0	0	0	3,087,004	0	0	0	0

OTHER CURRENT AND NON-CURRENT LIABILITIES	FOREIGN INSTITUTION (YES / NO)	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
		CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
MISCELLANEOUS	NO	0	295,311	77,515
MISCELLANEOUS	NO							0	217,988	56,318
TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES		0	295,311	77,515	0	0	0	0	217,988	56,318	0	0	0

GENERAL TOTAL		0	869,719	77,515	0	0	0	0	4,182,001	56,318	0	0	0

		Estas columnas no aplican para las secciones correspondientes

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC
GRUPO SIMEC, S.A.B. DE C.V				QUARTER: 3	YEAR 2015
MONETARY FOREIGN CURRENCY POSITION
THOUSAND PESOS

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		THOUSAND PESOS TOTAL
	THOUSANDS OF DOLLARS	THOUSAND PESOS	THOUSANDS OF DOLLARS	THOUSAND PESOS

MONETARY ASSETS	519,113	8,864,945	0	0	8,864,945
CURRENT	519,113	8,864,945	0	0	8,864,945

NON CURRENT	0	0	0	0	0

LIABILITIES	248,187	4,238,319	0	0	4,238,319
SHORT TERM	244,889	4,182,001	0	0	4,182,001

LONG TERM	3,298	56,318	0	0	56,318

NET BALANCE	270,926	4,626,626	0	0	4,626,626

(1) IN THE NOTES SECTION MUST SPECIFY THE CURRENCY AND EXCHANGE RATE

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
QUARTER: 3	YEAR 2015
DEBT INSTRUMENTS

FINANCIAL LIMITATIONS IN CONTRACT, ISSUED DEED AND / OR TITLE
MEDIUM TERM NOTES
A) Current assets to current liabilities must be 1.0 times or more
B) Total liabilities to total assets do not be more than 0.60
C) Operating income plus items added to income which do not require using cash must be 2.0 times or more

This notes was offered in the international market

ACTUAL SITUATION OF FINANCIAL LIMITED
MEDIUM TERM NOTES
A) Accomplished the actual situation is 3.63 times
B) Accomplished the actual situation is 0.20
C) Accomplished the actual situation is 110.38

As of September 30, 2015, the remaining balance of the MTNs not exchanged amounts to Ps. 5.2 Millions ($302.000 dollars)

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC
GRUPO SIMEC, S.A.B. DE C.V				QUARTER: 3	YEAR 2015
DISTRIBUTION OF REVENUE BY PRODUCT

TOTAL INCOME
(THOUSAND PESOS)
MAIN PRODUCTS OR PRODUCT LINE	SALES		MARKET SHARE %	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
COMMERCIAL PROFILES	708	6,554,115	0
SPECIAL PROFILES	401	4,635,175	0
OTHERS	0	20	0

TOTAL	1,109	11,189,310	0

FOREIGN SALES
COMMERCIAL PROFILES	138	1,778,489	0
SPECIAL PROFILES	12	121,655	0
OTHERS	0	0	0

TOTAL	150	1,900,144	0

FOREIGN SUBSIDIARIES
SPECIAL PROFILES	405	6,461,330

T O T A L	1,664	19,550,784

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC
GRUPO SIMEC, S.A.B. DE C.V			QUARTER: 3	YEAR 2015				CONSOLIDADO
ANALYSIS OF PAID CAPITAL STOCK

CHARACTERISTICS OF THE SHARES
SERIES	NOMINAL VALUE ($)	VALID COUPON	NUMBER OF SHARES				CAPITAL SOCIAL
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE

B	0	0	90,850,050	406,859,164	0	497,709,214	441,786	1,978,444

TOTAL			90,850,050	406,859,164	0	497,709,214	441,786	1,978,444

TOTAL NUMBER OF SHARES REPRESENTING THE CAPITAL STOCK OF THE DATE OF SENDING THE INFORMATION:								497,709,214